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                            November 23, 2022

       Jeffrey Glat
       Chief Financial Officer
       OCA Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: OCA Acquisition
Corp.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39901

       Dear Jeffrey Glat:

               We have reviewed your November 9, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. We note your response to prior comment 2. Please clarify to us the percentages of economic interest
and voting interest held by Olympus Capital Asia V, L.P. and Antara
                                                        Capital LP,
respectively.
 Jeffrey Glat
FirstName  LastNameJeffrey Glat
OCA Acquisition   Corp.
Comapany 23,
November   NameOCA
               2022 Acquisition Corp.
November
Page  2    23, 2022 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429
if you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Jonathan H. Deblinger, Esq.